Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Miragen Therapeutics, Inc.:

We consent to the use of our report dated April 27, 2016, (except as to notes 7, 11, 12 and 13, which are as of December 2, 2016) with respect to the consolidated balance sheets of Miragen Therapeutics, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, preferred stock and stockholders’ deficit, and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus/information statement.

/s/ KPMG LLP

Boulder, Colorado

December 2, 2016